                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

Mark One

        X                    ANNUAL REPORT PURSUANT TO SECTION 15(d)
-------------------          OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1998.

                             TRANSITION REPORT PURSUANT TO SECTION 13 OR
-------------------          15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                             (NO FEE REQUIRED)

For the transition period from                        to
                                 --------------------    --------------------
Commission File Number 1-14501

Full title of the Plan and the address of the Plan, if different from the issuer named below:

                          Pennzoil-Quaker State Company
                         Thrift and Stock Purchase Plan
                       (formerly Quaker State Corporation
                         Thrift and Stock Purchase Plan)

Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                          Pennzoil-Quaker State Company
                        Pennzoil Place, 700 Milam Street
                             Houston, TX 77252-2967

REQUIRED INFORMATION

The Pennzoil-Quaker State Company Thrift and Stock Purchase Plan (Plan), is subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA). Therefore, in lieu of the information required by Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the fiscal years ended December 31, 1998 and 1997, which have been prepared in accordance with the financial reporting requirements of ERISA, except for the "limited scope exemption" contained in ERISA Section 103 (a)(3)(c) which does not apply, are attached hereto as Appendix I and are incorporated herein by reference.

EXHIBITS

The Exhibits listed below are filed as a part of this Annual Report:

23.1          Consent of Arthur Andersen LLP
23.2          Consent of PricewaterhouseCoopers LLP

                                    SIGNATURE


THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.


                                             PENNZOIL-QUAKER STATE COMPANY
                                             THRIFT AND STOCK PURCHASE PLAN



Date  July 14, 1999                           By /s/ JAMES W. SHADDIX
     ----------------------                     -------------------------------
                                                  James W. Shaddix
                                                  Chairman of the Administrative
                                                    Committee

                                   APPENDIX I






                          PENNZOIL-QUAKER STATE COMPANY
                         THRIFT AND STOCK PURCHASE PLAN
                                    --------



                              FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES
                        as of December 31, 1998 and 1997

                            TOGETHER WITH REPORTS OF
                         INDEPENDENT PUBLIC ACCOUNTANTS

                          PENNZOIL-QUAKER STATE COMPANY
                         THRIFT AND STOCK PURCHASE PLAN
            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                                    ---------





                                                                               Pages
                                                                               -----

Reports of Independent Public Accountants                                       2-3


Financial Statements:
         Statements of Net Assets Available for
                  Benefits as of December 31, 1998 and 1997                     4-7

         Statements of Changes in Net Assets Available
                  for Benefits for the years ended
                  December 31, 1998 and 1997                                   8-11

         Notes to Financial Statements                                         12-16



Supplemental Schedules:
         Item 27a - Schedule of Assets Held for Investment
                  Purposes as of December 31, 1998                              17

         Item 27d - Schedule of Reportable Transactions
                  for the year ended December 31, 1998                          18

         Item 27e - Schedule of Nonexempt Transactions
                  for the year ended December 31, 1998                         19-20

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Administrative Committee for the
Pennzoil-Quaker State Company Thrift and Stock Purchase Plan:


We have audited the accompanying statement of net assets available for benefits of Pennzoil-Quaker State Company Thrift and Stock Purchase Plan (the Plan) as of December 31, 1998 and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and the changes in net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as whole. The supplemental schedules listed on page 1 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                               /s/ ARTHUR ANDERSEN LLP

Houston, Texas
July 6, 1999

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Administrative Committee:

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Pennzoil-Quaker State Company Thrift and Stock Purchase Plan (formerly Quaker State Corporation Thrift and Stock Purchase Plan and referred to herein as the Plan) at December 31, 1997, and the changes in net assets available for benefits for the year ended December 31, 1997 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above. We have not audited the financial statements of the Pennzoil-Quaker State Company Thrift and Stock Purchase Plan for any period subsequent to December 31, 1997.




/s/ PricewaterhouseCoopers LLP


Dallas, Texas
June 19, 1998

                          PENNZOIL-QUAKER STATE COMPANY
                         THRIFT AND STOCK PURCHASE PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                December 31, 1998


                                                                              Participant Directed Funds
                                                   ---------------------------------------------------------------------------------
                                                                                                            Spartan      Fidelity
                                                    Pennzoil-     Fidelity       Fidelity                     U.S.       Investment
                                                  Quaker State     Puritan       Magellan     Fidelity       Equity      Grade Bond
                                                   Stock Fund       Fund          Fund       Contrafund       Fund           Fund
                                                   -----------   -----------   -----------   -----------   -----------   -----------

                       ASSETS
INVESTMENTS, AT FAIR VALUE
  Pennzoil-Quaker State Company capital stock      $ 4,380,144   $        --   $        --   $        --   $        --   $        --
  Registered Investment Companies                           --     1,588,497     3,010,939     2,992,961       227,833     1,555,275
  Money market accounts                                 71,557            --            --            --            --            --
  Participant loans                                         --            --            --            --            --            --
                                                   -----------   -----------   -----------   -----------   -----------   -----------

     TOTAL INVESTMENTS                               4,451,701     1,588,497     3,010,939     2,992,961       227,833     1,555,275

RECEIVABLES
  Employee contributions                                 8,525         7,079        10,149         8,177         7,480         3,370
  Company contributions                                     --            --            --            --            --            --

                                                   -----------   -----------   -----------   -----------   -----------   -----------
      NET ASSETS AVAILABLE FOR BENEFITS            $ 4,460,226   $ 1,595,576   $ 3,021,088   $ 3,001,138   $   235,313   $ 1,558,645
                                                   ===========   ===========   ===========   ===========   ===========   ===========


The accompanying notes are an integral part of the financial statements.
                                                                     (Continued)

                          PENNZOIL-QUAKER STATE COMPANY
                         THRIFT AND STOCK PURCHASE PLAN
           STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS (Continued)
                                December 31, 1998



                                                                 Participant Directed Funds
                                                     ------------------------------------------------

                                                        Fidelity        Fidelity          Fidelity
                                                        Growth &       Low-Priced       Diversified
                                                         Income           Stock        International
                                                          Fund            Fund              Fund
                                                     --------------   --------------   --------------
                      ASSETS

INVESTMENTS, AT FAIR VALUE
  Pennzoil-Quaker State Company capital stock        $           --   $           --   $           --
  Registered Investment Companies                         8,889,954        1,697,412          853,170
  Money market accounts                                          --               --               --
  Participant loans                                              --               --               --
                                                     --------------   --------------   --------------

     TOTAL INVESTMENTS                                    8,889,954        1,697,412          853,170

RECEIVABLES
  Employee contributions                                     20,563            6,150            3,345
  Company contributions                                          --               --               --
                                                     --------------   --------------   --------------


     NET ASSETS AVAILABLE FOR BENEFITS               $    8,910,517   $    1,703,562   $      856,515
                                                     ==============   ==============   ==============



                                                                                      Non-Participant
                                                         Participant Directed Funds      Directed
                                                     -------------------------------  ----------------
                                                       Fidelity
                                                      Retirement                        Pennzoil-
                                                     Money Market                      Quaker State
                                                         Fund            Loans          Stock Fund          Total
                                                     --------------   --------------   --------------   --------------
INVESTMENTS, AT FAIR VALUE
  Pennzoil-Quaker State Company capital stock        $           --   $           --   $    6,070,830   $   10,450,974
  Registered Investment Companies                                --               --               --       20,816,041
  Money market accounts                                   2,269,150               --           99,183        2,439,890
  Participant loans                                              --        1,530,863               --        1,530,863
                                                     --------------   --------------   --------------   --------------

     TOTAL INVESTMENTS                                    2,269,150        1,530,863        6,170,013       35,237,768

RECEIVABLES
  Employee contributions                                      4,004               --               --           78,842
  Company contributions                                          --               --           27,442           27,442
                                                     --------------   --------------   --------------   --------------


     NET ASSETS AVAILABLE FOR BENEFITS               $    2,273,154   $    1,530,863   $    6,197,455   $   35,344,052
                                                     ==============   ==============   ==============   ==============


The accompanying notes are an integral part of the financial statements.

                          PENNZOIL-QUAKER STATE COMPANY
                         THRIFT AND STOCK PURCHASE PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                December 31, 1997


                                                      Participant Directed Funds
                                                ------------------------------------------

                                                                 Fidelity       Fidelity
                                                Quaker State      Puritan       Magellan
                                                 Stock Fund        Fund           Fund
                                                ------------   ------------   ------------

                     ASSETS

INVESTMENTS, AT FAIR VALUE
  Quaker State Corporation capital stock        $  5,435,506   $         --   $         --
  Registered Investment Companies                         --      1,621,407      2,237,095
  Money market accounts                              127,941             --             --
  Participant loans                                       --             --             --
                                                ------------   ------------   ------------

     TOTAL INVESTMENTS                             5,563,447      1,621,407      2,237,095

RECEIVABLES
  Employee contributions                              66,634         19,854         34,081
  Company contributions                                   --             --             --

ACCRUED INTEREST RECEIVABLE                               --             --             --
                                                ------------   ------------   ------------

     NET ASSETS AVAILABLE FOR BENEFITS          $  5,630,081   $  1,641,261   $  2,271,176
                                                ============   ============   ============


                                                              Participant Directed Funds
                                                ---------------------------------------------------------
                                                                 Fidelity       Fidelity       Fidelity
                                                                Investment      Growth &      Low-Priced
                                                  Fidelity      Grade Bond       Income          Stock
                                                 Contrafund        Fund           Fund           Fund
                                                ------------   ------------   ------------   ------------


INVESTMENTS, AT FAIR VALUE
  Quaker State Corporation capital stock        $         --   $         --   $         --   $         --
  Registered Investment Companies                  2,699,960      1,723,415      8,536,472      2,171,905
  Money market accounts                                   --             --             --             --
  Participant loans                                       --             --             --             --
                                                ------------   ------------   ------------   ------------

     TOTAL INVESTMENTS                             2,699,960      1,723,415      8,536,472      2,171,905

RECEIVABLES
  Employee contributions                              32,503         14,717         79,241         26,076
  Company contributions                                   --             --             --             --

ACCRUED INTEREST RECEIVABLE                               --             --             --             --
                                                ------------   ------------   ------------   ------------

     NET ASSETS AVAILABLE FOR BENEFITS          $  2,732,463   $  1,738,132   $  8,615,713   $  2,197,981
                                                ============   ============   ============   ============




The accompanying notes are an integral part of the financial statements.

                                                                     (Continued)

                          PENNZOIL-QUAKER STATE COMPANY
                         THRIFT AND STOCK PURCHASE PLAN
           STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS (Continued)
                                December 31, 1997


                                                                                                 Non-Participant
                                                             Participant Directed Funds              Directed
                                                ------------------------------------------------ ---------------
                                                  Fidelity          Fidelity
                                                 Diversified      Retirement
                                                International     Money Market                     Quaker State
                                                     Fund             Fund            Loans         Stock Fund           Total
                                                --------------   --------------   --------------   --------------   --------------

                      ASSETS
INVESTMENTS, AT FAIR VALUE
  Quaker State Corporation capital stock        $           --   $           --   $           --   $    8,366,562   $   13,802,068
  Registered Investment Companies                      847,759               --               --               --       19,838,013
  Money market accounts                                     --        2,573,912               --          197,428        2,899,281
  Participant loans                                         --               --        1,953,633               --        1,953,633
                                                --------------   --------------   --------------   --------------   --------------


     TOTAL INVESTMENTS                                 847,759        2,573,912        1,953,633        8,563,990       38,492,995

RECEIVABLES
  Employee contributions                                13,900           13,754               --              480          301,240
  Company contributions                                     --               --               --           80,067           80,067

ACCRUED INTEREST RECEIVABLE                                 --               --               --            1,259            1,259

                                                --------------   --------------   --------------   --------------   --------------

     NET ASSETS AVAILABLE FOR BENEFITS          $      861,659   $    2,587,666   $    1,953,633   $    8,645,796   $   38,875,561
                                                ==============   ==============   ==============   ==============   ==============

    The accompanying notes are an integral part of the financial statements.

                          PENNZOIL-QUAKER STATE COMPANY
                         THRIFT AND STOCK PURCHASE PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      For the year ended December 31, 1998



                                                                   Participant Directed Funds
                                     ---------------------------------------------------------------------------------------------
                                                                                                                       Fidelity
                                      Pennzoil-       Fidelity          Fidelity        Fidelity     Spartan U.S.     Investment
                                     Quaker State      Puritan          Magellan      Contrafund       Equity         Grade Bond
                                      Stock Fund        Fund              Fund           Fund           Fund             Fund
                                     ------------    ------------    ------------    ------------    ------------    ------------

CONTRIBUTIONS
  Employee                           $    944,964    $    265,569    $    490,445    $    444,862    $     63,368    $    177,699
  Company                                      --              --              --              --              --              --
  Rollovers from qualified plans           26,267          16,374         140,131          23,578          29,611          12,413
                                     ------------    ------------    ------------    ------------    ------------    ------------
                                          971,231         281,943         630,576         468,440          92,979         190,112

INVESTMENT INCOME
  Dividends and interest                       --         156,293         131,642         220,844           2,683          91,710
  Loan repayment interest                  31,921           6,758          16,885          10,541             885          10,636

NET APPRECIATION (DEPRECIATION)          (470,908)         83,794         609,665         497,250          26,835          23,260
  OF INVESTMENTS

DISTRIBUTIONS AND WITHDRAWALS            (667,657)       (234,690)       (395,796)       (303,748)        (28,123)       (258,196)

NET TRANSFERS
  Among funds                            (562,371)        (92,460)        241,538         (24,529)        146,343          83,882
  To other plans                         (408,787)       (232,945)       (428,383)       (576,954)         (2,584)       (319,501)

PARTICIPANT LOANS
  New loans issued                       (241,435)        (56,669)       (141,332)        (70,802)         (7,309)        (59,229)
  Principal received                      178,151          42,291          85,117          47,633           3,604          57,839

                                     ------------    ------------    ------------    ------------    ------------    ------------
NET CHANGE                             (1,169,855)        (45,685)        749,912         268,675         235,313        (179,487)

NET ASSETS AVAILABLE FOR BENEFITS,
  Beginning of year                     5,630,081       1,641,261       2,271,176       2,732,463              --       1,738,132
                                     ------------    ------------    ------------    ------------    ------------    ------------

NET ASSETS AVAILABLE FOR BENEFITS,
  End of year                        $  4,460,226    $  1,595,576    $  3,021,088    $  3,001,138    $    235,313    $  1,558,645
                                     ============    ============    ============    ============    ============    ============


 The accompanying notes are an integral part of the financial statements.

                                                                     (Continued)

                          PENNZOIL-QUAKER STATE COMPANY
                         THRIFT AND STOCK PURCHASE PLAN
      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (Continued)
                      For the year ended December 31, 1998



                                                  Participant Directed Funds
                                       ------------------------------------------------
                                         Fidelity          Fidelity        Fidelity
                                         Growth &         Low-Priced      Diversified
                                          Income            Stock        International
                                           Fund              Fund             Fund
                                       -------------    -------------    -------------


CONTRIBUTIONS
  Employee                             $   1,053,597    $     338,316    $     177,445
  Company                                         --               --               --
  Rollovers from qualified plans              63,061           30,418           30,118
                                       -------------    -------------    -------------
                                           1,116,658          368,734          207,563

INVESTMENT INCOME
  Dividends and interest                     467,211          148,917           33,615
  Loan repayment interest                     30,455            9,125            4,311

NET APPRECIATION (DEPRECIATION)
  OF INVESTMENTS                           1,543,190         (121,977)          85,928

DISTRIBUTIONS AND WITHDRAWALS             (1,029,889)        (217,014)         (82,562)

NET TRANSFERS
  Among funds                               (200,309)        (184,613)        (110,092)
  To other plans                          (1,579,906)        (469,775)        (130,691)

PARTICIPANT LOANS
   New loans issued                         (225,934)         (70,543)         (32,837)
   Principal received                        173,328           42,727           19,621

                                       -------------    -------------    -------------
NET CHANGE                                   294,804         (494,419)          (5,144)

NET ASSETS AVAILABLE FOR BENEFITS,
  Beginning of year                        8,615,713        2,197,981          861,659
                                       -------------    -------------    -------------

NET ASSETS AVAILABLE FOR BENEFITS,
  End of year                          $   8,910,517    $   1,703,562    $     856,515
                                       =============    =============    =============








                                                                       Non-Participant
                                         Participant Directed Funds       Directed
                                       ------------------------------ -----------------
                                         Fidelity
                                        Retirement                        Pennzoil-
                                       Money Market                      Quaker State
                                           Fund            Loans          Stock Fund          Total
                                       -------------    -------------    -------------    -------------

CONTRIBUTIONS
  Employee                             $     196,212    $          --    $          --    $   4,152,477
  Company                                         --               --        1,462,558        1,462,558
  Rollovers from qualified plans              60,510               --               --          432,481
                                       -------------    -------------    -------------    -------------
                                             256,722               --        1,462,558        6,047,516

INVESTMENT INCOME
  Dividends and interest                     120,745               --               --        1,373,660
  Loan repayment interest                      9,831               --            5,177          136,525

NET APPRECIATION (DEPRECIATION)
  OF INVESTMENTS                                  --               --         (779,659)       1,497,378

DISTRIBUTIONS AND WITHDRAWALS               (752,705)        (227,497)      (1,344,720)      (5,542,597)

NET TRANSFERS
  Among funds                                658,084           44,879             (352)              --
  To other plans                            (570,001)        (526,526)      (1,797,938)      (7,043,991)

PARTICIPANT LOANS
   New loans issued                          (87,030)       1,025,179          (32,059)              --
   Principal received                         49,842         (738,805)          38,652               --

                                       -------------    -------------    -------------    -------------
NET CHANGE                                  (314,512)        (422,770)      (2,448,341)      (3,531,509)

NET ASSETS AVAILABLE FOR BENEFITS,
  Beginning of year                        2,587,666        1,953,633        8,645,796       38,875,561
                                       -------------    -------------    -------------    -------------

NET ASSETS AVAILABLE FOR BENEFITS,
  End of year                          $   2,273,154    $   1,530,863    $   6,197,455    $  35,344,052
                                       =============    =============    =============    =============




The accompanying notes are an integral part of the financial statements.

                          PENNZOIL-QUAKER STATE COMPANY
                         THRIFT AND STOCK PURCHASE PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      For the year ended December 31, 1997



                                                         Participant Directed Funds
                                           --------------------------------------------------------
                                              Fund A        Fund B       Quaker State     Fund D
                                           Income Fund     Bond Fund     Stock Fund     Equity Fund
                                           -----------    -----------    -----------    -----------

CONTRIBUTIONS
  Employee                                 $    99,960    $    35,637    $ 1,193,869    $    59,079
  Company                                           --             --             --             --
  Rollovers from qualified plans                    --             --         47,572             --
                                           -----------    -----------    -----------    -----------
                                                99,960         35,637      1,241,441         59,079

INVESTMENT INCOME
  Dividends and interest                        27,683         23,313         47,956          2,196
  Loan Repayment interest                        1,313          1,746         29,468          3,374

NET APPRECIATION (DEPRECIATION)
  OF INVESTMENTS                                (6,574)        (6,880)       224,025        342,840

DISTRIBUTIONS AND WITHDRAWALS                 (370,550)       (72,326)    (1,515,281)      (257,170)

NET TRANSFERS
  Among funds                               (4,602,685)    (2,330,181)      (648,503)    (5,978,821)
  From other plans                                  --             --         35,670             --

PARTICIPANT LOANS
  New loans issued                             (16,997)       (11,634)      (272,072)       (23,789)
  Principal received                             9,265          8,458        149,777         16,399

                                           -----------    -----------    -----------    -----------
NET CHANGE                                  (4,858,585)    (2,351,867)      (707,519)    (5,835,892)

NET ASSETS AVAILABLE FOR BENEFITS,
  Beginning of year                          4,858,585      2,351,867      6,337,600      5,835,892
                                           -----------    -----------    -----------    -----------

NET ASSETS AVAILABLE FOR BENEFITS,
  End of year                              $        --    $        --    $ 5,630,081    $        --
                                           ===========    ===========    ===========    ===========




                                                         Participant Directed Funds
                                           --------------------------------------------------------
                                                                                         Fidelity
                                            Fidelity        Fidelity        Fidelity     Investment
                                             Puritan        Magellan       Contrafund    Grade Bond
                                              Fund            Fund           Fund          Fund
                                           -----------    -----------    -----------    -----------


CONTRIBUTIONS
  Employee                                 $   302,838    $   470,821    $   492,993    $   230,654
  Company                                           --             --             --             --
  Rollovers from qualified plans                11,255         51,011         40,087          2,207
                                           -----------    -----------    -----------    -----------
                                               314,093        521,832        533,080        232,861

INVESTMENT INCOME
  Dividends and interest                       113,892        124,498        221,069        119,761
  Loan Repayment interest                        5,401         12,928         11,351         10,037

NET APPRECIATION (DEPRECIATION)
  OF INVESTMENTS                               108,984        193,588        258,553         22,458

DISTRIBUTIONS AND WITHDRAWALS                 (109,400)       (87,232)      (100,596)      (150,663)

NET TRANSFERS
  Among funds                                  926,514      1,369,292        877,318      1,320,923
  From other plans                             318,091        210,385        977,481        239,010

PARTICIPANT LOANS
  New loans issued                             (67,971)      (129,418)      (110,409)      (108,637)
  Principal received                            31,657         55,303         64,616         52,382

                                           -----------    -----------    -----------    -----------
NET CHANGE                                   1,641,261      2,271,176      2,732,463      1,738,132

NET ASSETS AVAILABLE FOR BENEFITS,
  Beginning of year                                 --             --             --             --
                                           -----------    -----------    -----------    -----------

NET ASSETS AVAILABLE FOR BENEFITS,
  End of year                              $ 1,641,261    $ 2,271,176    $ 2,732,463    $ 1,738,132
                                           ===========    ===========    ===========    ===========




The accompanying notes are an integral part of the financial statements.

                                                                     (Continued)

                          PENNZOIL-QUAKER STATE COMPANY
                         THRIFT AND STOCK PURCHASE PLAN
      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (Continued)
                      For the year ended December 31, 1997



                                                      Participant Directed Funds
                                           ---------------------------------------------
                                             Fidelity        Fidelity        Fidelity
                                             Growth &       Low-Priced     Diversified
                                              Income           Stock      International
                                               Fund            Fund            Fund
                                           ------------    ------------    ------------

CONTRIBUTIONS
  Employee                                 $  1,211,438    $    402,019    $    192,233
  Company                                            --              --              --
  Rollovers from qualified plans                211,949          55,060           6,304
                                           ------------    ------------    ------------
                                              1,423,387         457,079         198,537

INVESTMENT INCOME
  Dividends                                     381,184         133,976          30,723
  Interest                                       31,731           9,522           3,657

NET APPRECIATION (DEPRECIATION)
  OF INVESTMENTS                              1,154,719         215,327          20,787

DISTRIBUTIONS AND WITHDRAWALS                  (408,303)        (45,885)        (41,143)

NET TRANSFERS
  Among funds                                 5,738,755       1,442,946         527,383
  From other plans                              449,171              --         127,264

PARTICIPANT LOANS
  New loans issued                             (333,140)        (62,976)        (28,212)
  Principal received                            178,209          47,992          22,663

                                           ------------    ------------    ------------
NET CHANGE                                    8,615,713       2,197,981         861,659

NET ASSETS AVAILABLE FOR BENEFITS,
  Beginning of year                                  --              --              --
                                           ------------    ------------    ------------

NET ASSETS AVAILABLE FOR BENEFITS,
  End of year                              $  8,615,713    $  2,197,981    $    861,659
                                           ============    ============    ============




                                                                           Non-Participant
                                            Participant Directed Funds        Directed
                                           ---------------------------- --------------------
                                              Fidelity
                                             Retirement
                                            Money Market                   Quaker State
                                               Fund           Loans         Stock Fund        Total
                                           ------------    ------------    ------------    ------------

CONTRIBUTIONS
  Employee                                 $    250,592    $         --    $         --    $  4,942,133
  Company                                            --              --       1,574,142       1,574,142
  Rollovers from qualified plans                 42,927              --              --         468,372
                                           ------------    ------------    ------------    ------------
                                                293,519              --       1,574,142       6,984,647

INVESTMENT INCOME
  Dividends                                     153,054              --          49,121       1,428,426
  Interest                                        8,362              --           5,264         134,154

NET APPRECIATION (DEPRECIATION)
  OF INVESTMENTS                                     --              --         324,967       2,852,794

DISTRIBUTIONS AND WITHDRAWALS                  (399,933)       (106,386)       (675,229)     (4,340,097)

NET TRANSFERS
  Among funds                                 2,012,537              --        (655,478)             --
  From other plans                              560,222              --         516,841       3,434,135

PARTICIPANT LOANS
  New loans issued                              (87,094)      1,275,409         (23,060)             --
  Principal received                             46,999        (716,328)         32,608              --

                                           ------------    ------------    ------------    ------------
NET CHANGE                                    2,587,666         452,695       1,149,176      10,494,059

NET ASSETS AVAILABLE FOR BENEFITS,
  Beginning of year                                  --       1,500,938       7,496,620      28,381,502
                                           ------------    ------------    ------------    ------------

NET ASSETS AVAILABLE FOR BENEFITS,
  End of year                              $  2,587,666    $  1,953,633    $  8,645,796    $ 38,875,561
                                           ============    ============    ============    ============



The accompanying notes are an integral part of the financial statements.

                          PENNZOIL-QUAKER STATE COMPANY
                         THRIFT AND STOCK PURCHASE PLAN
                          NOTES TO FINANCIAL STATEMENTS

                                   -----------


1.       MAJOR FEATURES OF THE PLAN:

         General

         The Pennzoil-Quaker State Company Thrift and Stock Purchase Plan (formerly the Quaker State Corporation Thrift and Stock Purchase Plan) (the Plan) is a defined contribution and profit sharing plan available to eligible employees of Quaker State Corporation (a wholly owned subsidiary of Pennzoil-Quaker State Company at December 30, 1998) and certain employees of subsidiaries of Quaker State Corporation (the Company) who have reached age 21 and are not participating in the Pennzoil-Quaker State Savings and Investment Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Administrative Committee appointed by the Board of Directors of Pennzoil-Quaker State Company administers the Plan. Reference should be made to the Summary Plan Description and Prospectus and the related Summary of Material Modifications for a detailed description of the Plan including eligibility, vesting, employee and Company contributions, investment options, withdrawals, borrowings by participants and termination of the Plan.

         Investment Options

         All Company contributions and former Company Profit Sharing contributions are invested in the Pennzoil-Quaker State Stock Fund (formerly the Quaker State Stock Fund); however, participants may select any one or more of the funds for their contributions in 1% increments. The investment options are as follows:

         o Pennzoil-Quaker State Stock Fund - A fund invested primarily in Pennzoil-Quaker State Company common stock with a small amount invested in short-term instruments. On December 30, 1998, each share of Quaker State Capital Stock held by the Plan in the Quaker State Stock Fund converted to .8204 of a share of Pennzoil-Quaker State Company common stock.

         o Fidelity Puritan Fund - A balanced fund primarily invested in a combination of equity and fixed income securities.

         o Fidelity Magellan Fund - A growth fund primarily invested in securities of companies with above-average growth potential.

         o Fidelity Contrafund - A growth fund that seeks long-term capital appreciation by investing mainly in the securities of companies believed to be undervalued.

         o Spartan U.S. Equity Index Fund - An index fund that seeks a total return corresponding to that of the Standard & Poor's 500 Index. This fund was added January 1, 1998.

         o Fidelity Investment Grade Bond Fund - A fund that invests at least 65% of its portfolio in investment-grade fixed-income securities including a broad range of corporate debt securities that are investment grade.

         o Fidelity Growth & Income Portfolio - A growth and income fund invested primarily in domestic securities focusing on those that pay current dividends and offer potential growth of earnings.

         o Fidelity Low-Priced Stock Fund - A growth fund primarily invested in domestic and foreign low-priced stocks that may be undervalued.

         o Fidelity Diversified International Fund - An international fund invested primarily in equity securities of companies outside the United States.

         o Fidelity Retirement Money Market Portfolio - A fund primarily invested in short-term money market securities of U.S. and foreign issuers.

         Prior to February 1, 1997, only four funds were available for investment. Fund A, the Income Fund, was composed of Compass Capital Money Market funds and bonds or other obligations issued by the U.S. Government. Fund B was the Compass Capital Intermediate Government Portfolio, a registered investment company, comprised of a portfolio of fixed income securities. Fund C, the Quaker State Stock Fund, was composed of Quaker State capital stock. Fund D was the Compass Capital Index Equity Portfolio, a registered investment company, comprised of a diversified portfolio of corporate stocks.

                                   -----------


1.       MAJOR FEATURES OF THE PLAN, continued

         On February 1, 1997, the Plan changed its recordkeeper to Fidelity Institutional Retirement Services Company and its trustee to Fidelity Management Trust Company.

         Contributions

         Under the Plan, certain participants may elect to make contributions on a tax-deferred basis in the form of a salary reduction (Tax-Deferred Contributions) up to the lesser of 15% of their compensation or $10,000 (as adjusted annually by the Internal Revenue Service (IRS)). Some highly compensated employees are limited to lower contributions to satisfy IRS discrimination testing limits. In addition, employees may elect to make contributions on an after-tax basis in the form of a payroll deduction (Thrift Contributions) of up to 6% of their compensation; however, the sum of the Thrift Contributions and the Tax-Deferred Contributions cannot exceed 15% of the participant's compensation. For contribution purposes, not more than $160,000 of a participant's compensation (as adjusted annually by the IRS) can be taken into account for any one calendar year. Subject to limitations, the Company will make contributions (Company Matching Contributions) in an amount equal to 50% of a participant's total contributions paid each pay date up to a maximum of 3% of that participant's compensation. In addition, the Plan accepts rollover contributions from employees' former employer qualified plans and conduit IRAs.

         Vesting

         Effective December 30, 1998, participants are fully vested in all contributions made to the Plan plus actual earnings thereon.

         Participant Accounts and Benefit Payments

         An account is maintained for each participant, which is credited daily with the participant's contributions and allocation of (a) the Company's Matching Contributions, and (b) Plan earnings. Allocations are based on participant contributions, other than rollover contributions, or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from that participant's account. As of December 31, 1998 and 1997, there were 2,948 and 2,833 participants in the Plan, respectively.

         Amendments

         In February 1997, the Plan was amended to: (1) change the minimum contribution percentage to each fund from 10% to 1% increments; (2) make immediate participation available to new employees over 21 years of age; (3) make Plan accounting and transaction processing daily; (4) increase the number of investment options available under the Plan to a maximum of ten investments, one of which would be Quaker State capital stock; (5) change the method of calculating the interest rate on loans;
         (6) make other changes necessary to comply with the new recordkeeper and trustee systems; and (7) make amendments required by the Small Business Job Protection Act of 1996. In December 1997, the Plan was amended to terminate all future Profit sharing contributions into the Plan and to merge the terminated Quaker State Corporation Employee Stock Ownership Plan accounts (ESOP) into the Plan.

         On December 30, 1998, in connection with the merger of Quaker State Corporation into Pennzoil-Quaker State Company, the Plan was amended to
         (1) change the name of the Plan; (2) change the name of the stock fund and stock held by the Plan; (3) vest all Slick 50 accounts currently held in the Plan and (4) exclude from participation employees already participating in the Pennzoil-Quaker State Savings and Investment Plan.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         Basis of Accounting

         The financial statements of the Plan are prepared under the accrual method of accounting. Certain 1997 items have been reclassified in order to conform to 1998 presentation.

                                   -----------


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

         Investments

         Investments are carried at fair value in the accompanying financial statements. Investments in money market accounts are carried at cost which approximates market. Registered investment companies are valued at market determined by quoted market prices. Participant loan receivables are valued at cost which approximates market.

         Purchases and sales of Pennzoil-Quaker State Company capital stock are reflected on a trade-date basis. Gains and losses are based on average cost for Pennzoil-Quaker State Company capital stock.

         Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.

         The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) of Pennzoil-Quaker State Company capital stock and net increase (decrease) in the value of the Plan's interest in mutual funds.

         Investments in the Pennzoil-Quaker State Company Stock Fund are assigned units of participation. The unit value is determined daily based upon the fair market value of the underlying net assets. At December 31, 1998, the total units assigned to participants were 1,127,570 and the unit value assigned was $9.42.

         Other

         Administrative expenses, including trustee, legal, auditing and other fees, are paid by Pennzoil-Quaker State Company and, therefore, are not expenses of the Plan.

         The preparation of financial statements requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and amounts included as changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

         The Plan provides for various investment options including investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of the investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participant accounts.


3.       PARTICIPANT LOANS:

         Participants are permitted to borrow against all or a portion of all units held with the Plan except ESOP units within prescribed limitations and pursuant to nondiscriminatory rules established by the Committee. Loan transactions are treated as a transfer to (from) the applicable investment fund from (to) the Employee Loan Account. Each loan is to be repaid over a period not to exceed five years or ten years for certain loans related to a participant's primary residence.

         The interest rate applied to a new loan is the current prime rate as reported in the Wall Street Journal plus one percent. Principal and interest payments are generally made through payroll deductions and are credited to the participant's individual employee loan account(s).

         As of December 31, 1998, there were 743 loans to participants, maturing from 1999 to 2008, with interest rates ranging between 7.9% and 10.5%. As of December 31, 1997, there were 852 loans to participants, maturing from 1999 to 2007, with interest rates ranging between 7% and 10.5%.

                                   -----------

4.       FEDERAL INCOME TAXES:

         The IRS has determined and most recently informed the Plan by letter dated January 27, 1998, that the Plan is qualified and the Trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code. Accordingly, no provision has been made for federal income taxes. Certain prior and any subsequent amendments to the Plan are subject to IRS review and approval. The Plan administrator does not anticipate that such changes will affect the qualified and tax-exempt status of the Plan and Trust, respectively.

         Thrift Contributions are included in the participant's income in the year the payroll deductions are made and are not deductible by the participant for federal income tax purposes. Tax-Deferred Contributions are not included in the participant's income for federal income tax purposes and, therefore, are not subject to federal income tax or withholding at the time of contribution.

         Company Matching Contributions and earnings reinvested into the various funds are not taxable to the participant until distributed or a deemed distribution of a loan has occurred.

5.       PLAN TERMINATION:

         Although it has not expressed any intent to do so, Pennzoil-Quaker State Company has the right under the Plan to discontinue its Company Matching Contributions at any time and to terminate the Plan subject to the provisions of the Plan and ERISA.

6.       TRANSFERS TO AND FROM OTHER PLANS:

         Effective December 31, 1997, the Quaker State Corporation Employee Stock Ownership Plan (ESOP) was merged into the Plan. In January 1997, the Plan was amended to merge the former Blue Coral, Slick 50 and Tye Distributing 401(K) plans into the Plan and to add Blue Coral-Slick 50 Ltd. as a participating company. To the extent not otherwise provided in the Plan, the benefits, rights, and features of the subsidiary plans shall be protected and provided to the extent required by applicable law. Effective with the sale of Truck-Lite Co, Inc, ("Truck-Lite") a wholly owned subsidiary of the Company, in November 1997, the Company agreed to spin-off the assets of the Plan related to Truck-Lite employees to a qualified plan set up by Truck-Lite or its new owner. During 1998, approximately $7,000,000 was transferred out of the plan for the benefit of Truck-Lite employees.

7.       NONEXEMPT TRANSACTIONS:

         As reported on Item 27e, schedule of nonexempt transactions, certain Plan contributions were not remitted to the trust within the time frame specified by the Department of Labor's Regulation 29 CFR 2510.3-102, thus constituting nonexempt transactions between the Plan and the Company. The Company will pay the higher of interest incurred on the loan or investment fund earnings for each participant's late contribution.

                                  -------------


8.       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

         The following is a reconciliation of net assets available for benefits per the financial statements to amounts anticipated to be reported in the Form 5500:




                                                                                1998            1997
                                                                            ------------    ------------

 Net assets available for benefits per the financial statements             $ 35,344,052    $ 38,875,561
 Amounts allocated to withdrawing participants                                        --         (20,960)
                                                                            ------------    ------------
 Net assets available for benefits per the Form 5500                        $ 35,344,052    $ 38,854,601
                                                                            ============    ============

         The following is a reconciliation of distributions to withdrawing participants per the financial statements to amounts anticipated to be reported in the Form 5500:



                                                                             YEAR ENDED      YEAR ENDED
                                                                              12/31/98        12/31/97
                                                                            ------------    ------------
Distributions to withdrawing participants per the financial statements      $  5,542,597    $  4,340,097
Add:  Amounts  allocated to  withdrawing  participants  at the end of the
         year                                                                         --          20,960
Less:  Amounts allocated to withdrawing participants at the beginning of
         the year                                                                (20,960)     (1,285,486)
                                                                            ------------    ------------
Distributions to withdrawing participants per the Form 5500                 $  5,521,637    $  3,075,571
                                                                            ============    ============

         Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

                          PENNZOIL-QUAKER STATE COMPANY
                         THRIFT AND STOCK PURCHASE PLAN
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                December 31, 1998





                                                                                   Current
                                                                   Cost             Value
                                                             ---------------   ---------------
Identity of Issue/Description:

*Pennzoil-Quaker State Company Stock Fund                    $    12,501,859   $    10,450,974
*Fidelity Institutional Cash Portfolio                               170,740           170,740
*Fidelity Puritan Fund                                             1,482,617         1,588,497
*Fidelity Magellan Fund                                            2,371,166         3,010,939
*Fidelity Contrafund                                               2,455,017         2,992,961
*Spartan U.S. Equity Fund                                            204,565           227,833
*Fidelity Investment Grade Bond Fund                               1,508,343         1,555,275
*Fidelity Growth & Income Fund                                     6,859,860         8,889,954
*Fidelity Low-Priced Stock Fund                                    1,710,833         1,697,412
*Fidelity Diversified International Fund                             786,259           853,170
*Fidelity Retirement Money Market Fund                             2,269,150         2,269,150
*Participant loans, 7.9% - 10.5%, due at various dates             1,530,863         1,530,863
                                                             ---------------   ---------------
                                                             $    33,851,272   $    35,237,768
                                                             ===============   ===============


*  Denotes exempt party-in-interest

                          PENNZOIL-QUAKER STATE COMPANY
                         THRIFT AND STOCK PURCHASE PLAN
                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                      for the year ended December 31, 1998




                                                                              Purchase          Selling            Cost of
   Identity of Party Involved                   Description of Asset          Price(b)           Price(b)           Asset
   --------------------------                   --------------------       ----------------  ---------------   ---------------

   Pennzoil-Quaker State Stock Fund   (a)       Stock Fund                 $     3,886,979   $            --   $     3,886,979
   Pennzoil-Quaker State Stock Fund   (a)       Stock Fund                              --         6,143,394         5,789,755

   Fidelity Magellan Fund                       Mutual Fund                      1,420,699                --         1,420,699
   Fidelity Magellan Fund                       Mutual Fund                             --         1,256,520         1,119,229

   Fidelity Contrafund                          Mutual Fund                      1,088,174                --         1,088,174
   Fidelity Contrafund                          Mutual Fund                             --         1,292,423         1,150,419

   Fidelity Growth & Income Fund                Mutual Fund                      2,459,812                --         2,459,812
   Fidelity Growth & Income Fund                Mutual Fund                             --         3,649,520         3,071,441

   Fidelity Retirement Money Market             Mutual Fund                      1,736,979                --         1,736,979
   Fidelity Retirement Money Market             Mutual Fund                             --         2,041,741         2,041,741




                                                                              Current Value
                                                                               of Asset on
                                                                                Transaction        Net Gain
   Identity of Party Involved                   Description of Asset               Date              (Loss)
   --------------------------                   --------------------          ---------------   ----------------

   Pennzoil-Quaker State Stock Fund   (a)       Stock Fund                    $     3,886,979   $            --
   Pennzoil-Quaker State Stock Fund   (a)       Stock Fund                          6,143,394           353,639

   Fidelity Magellan Fund                       Mutual Fund                         1,420,699                --
   Fidelity Magellan Fund                       Mutual Fund                         1,256,520           137,291

   Fidelity Contrafund                          Mutual Fund                         1,088,174                --
   Fidelity Contrafund                          Mutual Fund                         1,292,423           142,004

   Fidelity Growth & Income Fund                Mutual Fund                         2,459,812                --
   Fidelity Growth & Income Fund                Mutual Fund                         3,649,520           578,079

   Fidelity Retirement Money Market             Mutual Fund                         1,736,979                --
   Fidelity Retirement Money Market             Mutual Fund                         2,041,741                --


(a)      The Pennzoil-Quaker State Stock Fund is reported on a unitized basis.
(b)      Prices are shown net of related expenses.


   Note: This schedule includes each series of transactions involving the same asset which, in aggregate, amounts to more than five percent of Plan assets as of January 1, 1998.

                          PENNZOIL-QUAKER STATE COMPANY
                         THRIFT AND STOCK PURCHASE PLAN
                 ITEM 27e - SCHEDULE OF NONEXEMPT TRANSACTIONS

                      for the year ended December 31, 1998



                         Relationship to Plan                                                                   Interest
  Identity of              Employer or Other                                                      Amount        Incurred
 Party Involved            Party in Interest          Description of Transaction                  Loaned        on Loan
 --------------           -------------------         ---------------------------                 ------        --------
Quaker State Corporation        Employers     Lending of monies from the Plan to
                                              the Employers -, employee contributions of
                                              one division were due on January 22, 1998 and
                                              not remitted until February 5, 1998. Interest
                                              at 9% per annum.                                    $   361         $    1

Quaker State Corporation        Employers     Lending of monies from the Plan to the
                                              Employers -, employee contributions of three
                                              divisions were due on February 20, 1998 and
                                              not remitted until March 3, 1998. Interest
                                              at 8% per annum.                                     37,247            101

Quaker State Corporation        Employers     Lending of monies from the Plan to the
                                              Employers -, employee contributions of one
                                              division were due on February 20, 1998 and
                                              not remitted until March 19, 1998. Interest
                                              at 8% per annum.                                        375              3

Quaker State Corporation        Employers     Lending of monies from the Plan to the
                                              Employers -, employee contributions of one
                                              division were due on March 20, 1998 and not
                                              remitted until April 8, 1998. Interest at 8%
                                              per annum.                                               22             --

Quaker State Corporation        Employers     Lending of monies from the Plan to the
                                              Employers -, employee contributions of one
                                              division were due on April 21, 1998 and not
                                              remitted until April 29, 1998. Interest at
                                              8% per annum.                                            92             --

Quaker State Corporation        Employers     Lending of monies from the Plan to the
                                              Employers -, employee contributions of one
                                              division were due on April 22, 1998 and not
                                              remitted until April 29, 1998. Interest at
                                              8% per annum.                                         1,787              3

Quaker State Corporation        Employers     Lending of monies from the Plan to the
                                              Employers -, employee contributions of one
                                              division were due on April 22, 1998 and not
                                              remitted until May 6, 1998. Interest at 8%
                                              per annum.                                              375              1

Quaker State Corporation        Employers     Lending of monies from the Plan to the
                                              Employers -, employee contributions of two
                                              divisions were due on May 21, 1998 and not
                                              remitted until June 1, 1998. Interest at 8%
                                              per annum.                                              184              -

Quaker State Corporation        Employers     Lending of monies from the Plan to the
                                              Employers -, employee contributions of one
                                              division were due on May 21, 1998 and not
                                              remitted until June 2, 1998. Interest at 8%
                                              per annum.                                            3,736             10

                         PENNZOIL-QUAKER STATE COMPANY
                         THRIFT AND STOCK PURCHASE PLAN
                 ITEM 27e - SCHEDULE OF NONEXEMPT TRANSACTIONS

                for the year ended December 31, 1998 (continued)




                         Relationship to Plan                                                                   Interest
  Identity of              Employer or Other                                                      Amount        Incurred
 Party Involved            Party in Interest          Description of Transaction                  Loaned        on Loan
 --------------           -------------------         ---------------------------                 ------        --------
Quaker State Corporation        Employers     Lending of monies from the Plan to the
                                              Employers -, employee contributions of one
                                              division were due on May 21, 1998 and not
                                              remitted until June 17, 1998. Interest at 8%
                                              per annum.                                           $  138          $   1

Quaker State Corporation        Employers     Lending of monies from the Plan to the
                                              Employers -, employee contributions of one
                                              division were due on June 19, 1998 and not
                                              remitted until August 14, 1998. Interest at
                                              8% per annum.                                         2,371             29

Quaker State Corporation        Employers     Lending of monies from the Plan to the
                                              Employers -, employee contributions of one
                                              division were due on August 21, 1998 and not
                                              remitted until September 15, 1998. Interest
                                              at 8% per annum.                                      2,256             12

Quaker State Corporation        Employers     Lending of monies from the Plan to the
                                              Employers -, employee contributions of one
                                              division were due on August 21, 1998 and not
                                              remitted until September 19, 1998. Interest
                                              at 8% per annum.                                      8,865             57
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




                               PENNZOIL-QUAKER STATE COMPANY
                              THRIFT AND STOCK PURCHASE PLAN

                                         ---------



                                Annual Report on Form 11-K
                        for the fiscal year ended December 31, 1998

                                       EXHIBIT INDEX






  Exhibit No.                     Description of Exhibit
  -----------                     ----------------------

      23.1          Consent of Arthur Andersen LLP, filed herewith.
      23.2          Consent of PricewaterhouseCoopers LLP, filed herewith.



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